Exhibit 1

CONSENT OF KPMG LLP

The Board of Directors
Zebra Technologies Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-59733, 33-4706, 33-72774, 333-63009 and 333-84512) on Form S-8 of our report dated June 25, 2003 relating to the statements of net assets available for benefits of Zebra Technologies Corporation Profit Sharing and Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules, which report appears in the December 31, 2002 Annual Report on Form 11-K of Zebra Technologies Corporation Profit Sharing and Savings Plan.

/s/ KPMG LLP

Chicago, Illinois
June 27, 2003